UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Names Gerardo Cruz As Chief Financial Officer

•	Gerardo Cruz to succeed Constantino Spas as Coca-Cola FEMSA´s CFO.

Mexico City, Mexico, November 29, 2022 — Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) (NYSE: KOF; BMV: KOF UBL) announced today that the Board of Directors has appointed Mr. Gerardo Cruz Celaya to succeed Mr. Constantino Spas Montesinos as Coca-Cola FEMSA´s Chief Financial Officer, effective January 1, 2023.

Having worked at Coca-Cola FEMSA since 2003, Mr. Gerardo Cruz´s financial experience spans close to 20 years. In his most recent role as Finance and Administration Director in Coca-Cola FEMSA Colombia, Gerardo Cruz´s solid track record as a financial leader, his analytical mindset and deep business understanding have been fundamental to lead the financial operations of the country and ensure profitable growth. He began his career within the corporate finance and treasury function, overseeing financing, risk management, and treasury, until becoming Corporate Finance and Treasury Director in 2013. He held this position until his appointment as Planning and Finance Director for the Latin America Division in 2017, where he oversaw the finance and planning function for Central America, Argentina, Colombia, and Uruguay. Throughout his career, Mr. Gerardo Cruz has been a strong advocate for Inclusion & Diversity, serving as President of Coca-Cola FEMSA’s Inclusion & Diversity Board for the past two years, contributing to the company’s efforts to make KOF a better place for everyone to work in. He holds a Bachelor’s degree in Economics with a minor in Finance, and a Master’s degree in Applied Statistics from Tec de Monterrey.

As previously announced, Constantino Spas has been appointed FEMSA´s Strategic Businesses CEO as of January 1, 2023, after a successful tenure of four years as Coca-Cola FEMSA´s CFO.

Constantino will work alongside Gerardo to ensure an orderly and seamless transition of CFO duties.

###

For additional information, please contact the Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx
•	Lorena Martin | lorena.martinl@kof.com.mx
•	Marene Aranzabal | marene.aranzabal@kof.com.mx
•	Jose Enrique Solís | tmxjose.solis@kof.com.mx

COCA-COLA FEMSA

November, 29, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: November 29, 2022